Exhibit 99.38

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

March 9, 2011.

3.	Press Release

The Press Release dated March 9, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. set out the text of a letter sent to the shareholders of Capital Gold Corporation responding to recent statements by the board of directors of Capital Gold.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

March 9, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 9, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS GOLD MAILS LETTER TO CAPITAL GOLD SHAREHOLDERS

VANCOUVER, B.C. –Timmins Gold Corp. (TSX-V:TMM) announced today that it has mailed a letter to the shareholders of Capital Gold Corporation (AMEX/TSX: CGC) responding to recent statements by the Board of Directors of Capital Gold. The text of the letter is set out below.

March 9, 2011

PRESERVE YOUR RIGHT TO A BETTER DEAL—
VOTE NOW AGAINST THE PROPOSED GAMMON MERGER

Dear Capital Gold Stockholder:

As the March 18 Capital Gold Special Meeting approaches, we urge you to carefully consider what’s at stake: The Capital Gold Board of Directors is asking you to surrender your shares to Gammon in a transaction that delivers significantly less value than an existing proposal. Timmins has a superior offer on the table that both attractively rewards your investment in Capital Gold and allows you to participate in the growth and value creation of the combined company going forward. Under Timmins’ proposal, each share of Capital Gold common stock would be exchanged for 2.27 common shares of Timmins. Based on the average of the respective closing share prices for the last 60 trading days, Timmins’ proposal has a value of US$5.57 per Capital Gold share and exceeds the value of the Gammon offer by US$0.54 per Capital Gold share, or about 11%.

We believe the combination of Timmins and Capital Gold delivers strategic benefits that will enhance the value of your Capital Gold stock. The combined company will be a Mexico-focused, mid-tier gold producer with combined proven and probable reserves of approx. 2.2 million oz. of gold, and will benefit from:

  Re-rating upside potential;
  Stronger market presence, liquidity and trading volume;
  Market cap of over $700 million, before potential re-rating;
  Management team with a track record of building shareholder value;
  Experienced operations team based in the region; and
  Enhanced exploration opportunities.

THE CHOICE IS CLEAR – USE YOUR GOLD PROXY CARD TO VOTE BY TELEPHONE
OR INTERNET AGAINST THE GAMMON TRANSACTION NOW.
DO NOT USE CAPITAL GOLD’S WHITE PROXY CARD.

CAPITAL GOLD AND GAMMON ARE DISTORTING THE FACTS
TO GET YOUR VOTE – DON’T BE MISLED!

The Board of Directors of Capital Gold has made various unsubstantiated statements about the comparative attributes of the Timmins proposal versus the Gammon Gold offer.

ASK YOURSELF: Why are Gammon and Capital Gold asking you to cast a crucial vote on March 18 before Gammon releases its 2010 financial results, including important information with respect to ongoing stripping costs, and before Gammon discloses the all-in costs to restart El Cubo at the end of March?

THE TRUTH ABOUT GAMMON – POOR PERFORMANCE, MISSED TARGETS
AND EROSION OF SHAREHOLDER VALUE

Throughout the sale process, Capital Gold appears to have favored Gammon over all other bidders. Capital Gold allowed Gammon a six-month head start to negotiate a transaction, refused to engage in meaningful dialogue with Timmins and announced a restrictive, off-market deal with Gammon when the value of Timmins’ proposal exceeded the Gammon offer by US$0.44 per Capital Gold Share. Capital Gold then refused to declare Timmins’ proposal superior to force Gammon to increase its bid, even when the value of the Timmins’ proposal exceeded the Gammon offer by more than US$1.00 per Capital Gold Share.

What Timmins and many others have been asking is: Why Gammon? A look at Gammon’s track record raises major concerns. If you don’t believe us, see what others have said:

“Gammon Gold was the third worst performing S&P/TSX index stock of 2010.”

Globe and Mail, December 31, 2010

“ ‘Why not all gold miners are alike’: Yamana and Kinross are standouts for their gains of 131% and 135% respectively. Meanwhile Gammon Gold … stands out for its 9.8% decline. Yes, even if you had made a prescient bet on gold at the start of the remarkable five year bull market in the precious metal, you would have nothing to show for your wisdom but a big headache.”

David Berman, Globe and Mail, March 31, 2010

“With a history of disappointing and a plethora of investment choices available within the gold space, many investors have shied away from GAM since the start of the year.”

Dan Rollins, UBS Securities, November 15, 2010

“We maintain our neutral rating [of Gammon] as we continue to view the potential Capital Gold transaction as dilutive to NAV. We are also becoming concerned with the continued underground mining at below reserve grades.”

Tony Lesiak, Macquarie Equities Research, December 8, 2010

The Capital Gold Board of Directors argues that Gammon offers a better deal than Timmins. It’s time to take a hard look at the facts.

Premium to Market?

Capital Gold’s Board of Directors claims that the Gammon offer represents a premium to market. In reality, both Gammon’s and Timmins’ proposals exceeded the trading value of Capital Gold at the time the proposals were announced. However, based on the average of the respective closing share prices for the last 60 trading days, Timmins’ proposal has a value of US$5.57 per Capital Gold share and exceeds the value of the Gammon offer by US$0.54 per Capital Gold share.

SINCE SEPTEMBER 24, 2007, THE SHARE PRICE OF TIMMINS HAS APPRECIATED BY 287% AND THE SHARE PRICE OF GAMMON GOLD HAS DECLINED BY 24%.

Balance Sheet Strength?

Gammon’s cash on hand represents the remaining proceeds of a US$115 million private placement Gammon completed in October 2009. At the end of that quarter, December 31, 2009, Gammon reported that it had US$128 million of cash on hand. As of the date of Gammon’s last published financial statements, September 30, 2010, Gammon had only US$107 million of cash on hand. This is a decline of 17%. So look closely at this supposed cash cow. Gammon is actually cash negative over the last seven quarters despite record gold and silver prices over the same period and despite the fact that it benefited from US$14 million of cash proceeds from the exercise of stock options. Look closer and you will see that as of September 30, 2010, Gammon’s payables exceeded receivables by US$38 million and that Gammon had long term debt of US$33 million. When you combine that with the US$48 million cash component of Gammon’s proposal to acquire Capital Gold, Gammon’s net cash position – if it succeeds in acquiring Capital Gold – would be negative US$12 million. In addition, Gammon has also budgeted US$45 million for exploration in 2011. Based on Gammon’s disclosure, it appears that Gammon will use all of its existing cash and will either need to raise more equity or borrow heavily to meet its current obligations, fund its planned capital expenditures, and close a transaction with Capital Gold.

In addition to what Gammon has disclosed, there are a number of unknowns that Gammon has not disclosed. For example, Gammon has not disclosed any estimate for restarting operations at its El Cubo mine. But look what Macquarie Equities Research had to say on February 24, 2011: “The restart of the El Cubo Mine will encompass several one-time charges including collective bargaining charges and severance payments, which will likely be realized in Q410.”

Gammon has also not accrued any charge for a potential judgment in the ongoing class action lawsuit in Ontario which claims damages for “Reckless Misrepresentation ” in connection with Gammon’s C$20 per share, C$200 million bought deal in April 2007. The claim for damages, while not proven, alleges that “as a result of the defendants’ misrepresentations … Class Members purchased Gammon shares pursuant to the Prospectus at substantially inflated prices, and sustained losses when Gammon belatedly disclosed the truth.”

So if you think Gammon is a cash cow, look again.

Operating Synergies?

Gammon Gold does not have current operations in Northern Sonora where Capital Gold’s El Chanate mine is located. They claim that the redeployment of used equipment is an important synergy that makes Gammon a good deal. Do you think so? We don’t! Moreover, Gammon management will have to dedicate substantial time and effort to the restart of El Cubo, which we expect will detract from their ability to make improvements at El Chanate.

Strong Management Team with Operating Track Record?

Gammon’s own financial adviser, UBS Securities, observed in November 2010 that Gammon management has a “history of disappointing”. See for yourself.

  Fiscal year 2009 guidance was 185,000 to 205,000 ounces of gold and actual production was 136,309 ounces of gold – a 26% miss from the low end of their range.
  Fiscal year 2010 guidance was 150,000 to 180,000 ounces of gold and actual production was 103,220 ounces of gold – a 31% miss from the low end of the range.

Mining operations at the Ocampo open pit required capitalized stripping costs of US$22.6 million in fiscal 2009. In its September 30, 2010 MD&A, under the heading Cash Flow, Gammon stated “Current year capital expenditures were greater than the prior year due to an increase in capitalized stripping costs ...” Combining capitalized and non-capitalized stripping would result in a strip ratio of at least 10 to 1, the cost of which has contributed significantly to Gammon’s declining cash balance. The real question that Capital Gold’s stockholders should be asking is when will this “history of disappointing” end?

Visibility as a Mid-Tier Producer?

Capital Gold’s letter to its shareholders on March 1 stated that Gammon “provides better re-rating potential.” Capital Gold’s own adviser, Cormark, disagreed. Compared to the Gammon deal, it said:

“…the long term valuation re-rating was potentially greater under a transaction with Timmins Gold”

Gammon F-4, February 15, 2011, p. 60

Exposure to Large Resource and Reserve Base at Ocampo and El Cubo?

In 2009, after 115,000 meters of drilling at Ocampo, the Globe and Mail noted that “the result was actually a decrease in ounces” (David Berman, Globe and Mail, March 31, 2010). Gammon’s own disclosure reveals that its reserve grades are declining annually.

Unlike Gammon’s “History of Disappointing” Timmins has:

  Been cash flow positive from operations since its first quarter of production in April 2010;
  Lowered its cash costs from US$697 in its first quarter of production to US$439 for the third quarter of production ended December 31, 2010;
  Paid, out of cash flow, seven payments on its gold loan totaling US$15.7 million (only five payments remain);
  Met its initial production target made at the commencement of production at the San Francisco mine of an annual production rate of 80,000 oz. Au;
  Increased its annual production target to 100,000 oz. Au;
  Increased reserves by 28%*;
  Raised the crusher throughput from 11,500 tonnes per day to approximately 14,000 tonnes per day (and has started the expansion to take capacity to 18,000 tonnes per day in July, 2011);
  Increased the heap leach pad capacity from 25 to 32 hectares to receive an additional 10 million tonnes; and
  Staked the mineral rights to an additional 95,000 hectares of claims along the highly prospective Sonora-Mojave megashear structural province in Northern Sonora (these claims form a 65 km exploration corridor between Timmins’ mine and Capital Gold’s El Chanate mine).

SEND A MESSAGE TO THE CAPITAL GOLD BOARD
THAT YOU WILL NOT SETTLE FOR INFERIOR VALUE

In making your decision, ask yourself:

  Why did the Capital Gold board sign an agreement with Gammon when there was a better offer on the table?
  Why did the Capital Gold board not force Gammon to increase its offer when presented with a superior proposal?
  Why is the Capital Gold board facing a litany of lawsuits alleging breach of fiduciary duty to Capital Gold stockholders and a flawed process?
  Why didn’t the Capital Gold board listen to the input from their major shareholders who have signed agreements to support Timmins’ proposal, when /considering which transaction would have the better chance of shareholder approval?

We believe that Gammon and the Capital Gold board have not, and indeed cannot, provide Capital Gold stockholders with convincing answers to these questions.

VOTE AGAINST THE GAMMON TRANSACTION NOW
TO PRESERVE YOUR RIGHT TO A BETTER DEAL

We believe that the proposed acquisition of Capital Gold by Gammon undervalues your investment. We believe that Capital Gold stockholders will see significant greater short-term and long-term value through a combination with Timmins Gold.

YOUR VOTE IS IMPORTANT

We urge you to USE THE ENCLOSED GOLD PROXY CARD TO VOTE AGAINST the Capital Gold board’s proposal to adopt the plan of merger with Gammon and send a message to the Capital Gold board that it should give proper consideration to all proposals it receives.

Preserve your right to a better deal.

Sincerely,

“Bruce Bragagnolo”

Bruce Bragagnolo
Chief Executive Officer
Timmins Gold Corp.

TIME IS SHORT AND YOUR VOTE IMPORTANT!

To ensure your vote is received before the meeting,
please vote by telephone or via the Internet.
Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-800-5182.

* Mineral Reserve Estimates

See Timmins Gold’s news release of November 16, 2010 in which it announced that independent consulting firm Micon International Inc. had estimated proven and probable mineral reserves of 780,000 ounces of gold (34,932 ktonnes grading 0.695 g/t gold comprised of proven reserves of 17,194 ktonnes grading 0.756 g/t gold (418,000 ounces) and probable reserves of 17,738 ktonnes grading 0.635 g/t gold (362,000 ounces) and Capital Gold’s news release of October 13, 2009 in which it announced that independent consulting firm SRK Consulting Inc. had estimated proven and probable mineral reserves of 1,504,000 ounces of gold (70,557 ktonnes grading 0.66 g/t gold comprised of proven reserves of 22,402 ktonnes grading 0.70 g/t gold (503,000 ounces) and probable reserves of 48,155 ktonnes grading 0.65 g/t gold (1,001,000 ounces).

Timmins Gold is subject to reporting requirements under applicable Canadian securities laws, and as a result it reports mineral reserves in accordance with Canadian reporting requirements for disclosure of mineral properties as set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. In the United States, companies generally report mineral reserves in accordance with Industry Guide 7, as promulgated by the Securities and Exchange Commission. As such, proven and probable mineral reserve estimates contained in this letter may not be comparable to similar information disclosed by U.S. companies.

Important Information

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This letter relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold stockholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold stockholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520—609 Granville Street, Vancouver, BC, Canada V7Y-1G5 or at www.timmins.com.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers is available in a prospectus/proxy statement Timmins Gold filed with the SEC regarding the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.